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October 27, 2004                                              Matthew M. Gosling
                                                               MGosling@hewm.com
                                                           Direct (650) 324-7159
Confidential For Use of the Commission Only            Direct Fax (650) 324-6031
Via EDGAR and FedEx                                          Main (650) 324-7000
                                                              Fax (650) 324-0638

Securities and Exchange Commission                                    24727-0008
Division of Corporation Finance
450 Fifth Street, N.W. - Mailstop 3-9
Washington, D.C. 20549
Attn: Mr. Gregory S. Belliston


RE:  ADEZA BIOMEDICAL CORPORATION
     AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1,
     FILED SEPTEMBER 21, 2004 (FILE NO. 333-118012)

Dear Mr. Belliston:

     On behalf of Adeza Biomedical Corporation ("Adeza"), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the "Staff") set forth in the letter dated October 7, 2004 in connection with the filing of the above-referenced registration statement (the "Registration Statement"). Adeza is concurrently filing Amendment No. 2 to the Registration Statement (the "Amendment").

     For your convenience, we are sending a copy of this letter, the Amendment and supplemental materials in the traditional, non-EDGAR format, including a version of the Amendment that is marked to show changes from the originally filed Registration Statement, and will forward a courtesy package of these documents to our examiners: Gregory Belliston, Suzanne Hayes and Jeffrey Riedler.

     The responses below correspond to the paragraph numbers of the Staff's letter. The pages referenced below correspond to the page numbers in the hard copy of the Amendment submitted to the Staff.

GENERAL

1.   Adeza notes the Staff's comment.

PROSPECTUS SUMMARY, PAGE 1

2. Adeza has revised the Registration Statement as requested. See pages 1 and 2.

3. Adeza has revised the Registration Statement to remove the references in the Prospectus Summary to expansion of the use of the Fetal Fibronectin Test for specific additional indications. See page 1.
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RISK FACTORS, PAGE 7

IF WE ARE UNABLE TO MAINTAIN OUR EXISTING REGULATORY APPROVALS...PAGE 11

4.   Adeza has revised the Registration Statement as requested. See page 11.

POTENTIAL BUSINESS COMBINATIONS COULD REQUIRE SIGNIFICANT MANAGEMENT ATTENTION...PAGE 17

5.   Adeza has revised the Registration Statement as requested. See page 17.

USE OF PROCEEDS, PAGE 25

6.   Adeza has revised the Registration Statement as requested. See page 25.

7.   Adeza has revised the Registration Statement as requested. See page 25.

ONCOLOGY - BLADDER CANCER, PAGE 44

8.   Adeza has revised the Registration Statement as requested. See page 45.

THE ADEZA SOLUTION, PAGE 45

9.   Adeza has revised the Registration Statement as requested. See page 46.
     In addition, Adeza is supplementally providing in the attached Exhibit A independent, third party support for the certain additional statistical data provided in response to the Staff's comment. Exhibit A identifies the relevant statement, identifies the location of the statement and cites the source supporting such statement. Also included in Exhibit A are copies of all sources relied upon. In addition, Adeza has cited these sources in the prospectus.

10.  Adeza has revised the Registration Statement as requested. See page 47.

11.  Adeza has revised the Registration Statement as requested. See page 47.

PRODUCTS UNDER DEVELOPMENT, PAGE 48

12.  Adeza has revised the Registration Statement as requested. See page 49.

13. Adeza has revised the Registration Statement as requested. See page 50. Adeza has removed the description of one of its studies because the results of the study have not been published in a peer-reviewed publication.

14.  Adeza has revised the Registration Statement as requested. See page 50.

EXPAND INTERNATIONAL SALES, PAGE 49

15.  Adeza has revised the Registration Statement as requested. See page 51.
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MANUFACTURING, PAGE 51

16.  Adeza has revised the Registration Statement as requested. See page 53.

PREMARKET APPROVAL PATHWAY, PAGE 53

17.  Adeza has revised the Registration Statement as requested. See page 54.

INTELLECTUAL PROPERTY, PAGE 54

18.  Adeza has revised the Registration Statement as requested. See page 57.

LICENSE AGREEMENTS, PAGE 55

19. Adeza has revised the Registration Statement as requested. See pages 57 and 58.

PRINCIPAL STOCKHOLDERS, PAGE 73

20.  Adeza has revised the Registration Statement as requested. See page 78.

UNDERWRITING, PAGE 83

21. Adeza supplementally advises the Staff that it has been informed that UBS Securities LLC will not accept indications of interest, offers to purchase or confirm sales electronically except for the indications of interest accepted by UBS Securities LLC through its DealKey (SM) System.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-2

22.  Adeza has revised the Registration Statement as requested. See page II-2.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES, PAGE II-3

23.  Adeza has revised the Registration Statement as requested. See page 58.

DIRECTED SHARE PROGRAM MATERIALS

24. Adeza has elected not to pursue a directed share program and has removed from the Registration Statement the description of the directed share program.


                                 *     *     *
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     Please contact me at (650) 324-7159, or Sarah O'Dowd at (650) 324-7045, if
you have any questions regarding the Amendment or the responses to the Staff's comment letter.

                                        Sincerely,

                                        /s/ Matthew M. Gosling
                                        -----------------------------
                                        Matthew M. Gosling